UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Wins a Project with Safaricom to Deploy a Nationwide WiMAX™ Network in Kenya Dated October 6th, 2009	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Wins a Project with Safaricom to Deploy a Nationwide
WiMAX™ Network in Kenya

Initial phase of over $12 Million for new infrastructure project to connect Kenya with high-speed broadband using 802.16e WiMAX technology, leveraging the new maritime fiber optic cable

Tel-Aviv, Israel, October 6, 2009 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced it was selected by leading Kenyan mobile services provider Safaricom for a three-year turnkey WiMAX project to deploy high-speed broadband services throughout Kenya. Using Alvarion’s BreezeMAX® solution at 3.5 GHz frequency band, the WiMAX network, will enable wireless broadband for residential and corporate users, rural areas, municipalities, banks, schools and universities.

Safaricom, the largest mobile carrier in Kenya and East Africa, provides integrated data and voice communication solutions. The Safaricom WiMAX project will augment the Kenyan undersea fiber optic cable that now connects East Africa to international communications networks. The buildout of this fiber network is aimed at improving the broadband infrastructure in the country. Safaricom is also among several companies participating in this government initiative to bring fiber connectivity to Kenya.

With the commercial implementation of WiMAX, Safaricom will be able to expand into new markets and offer enhanced broadband wireless services to enterprises, residential subscribers, community broadband initiatives, local government connectivity, and a multitude of other value added applications.

Alvarion’s WiMAX solution will give Safaricom the reach and network capacity to grow its subscriber base by connecting all of Kenya. Alvarion’s radio base stations are built with unique innovations in radios and power amplifiers that enable better coverage and capacity and provide significant reduction in power consumption while creating an environmentally friendly network.

“Our new WiMAX broadband network will enable us to offer high quality broadband services to our customers throughout the country, connecting all of Kenya, and creating new opportunities for business growth for multiple segments,” said Michael Joseph, CEO of Safaricom. “We will rely on Alvarion’s proven WiMAX solutions and unparalleled experience in deploying advanced wireless broadband networks of this kind to help us build the network that will establish Safaricom as a broadband leader in the country.” Safaricom’s WiMAX network will be rolled out in both urban and rural markets throughout the country to provide equal opportunity to people by enabling various types of data applications including e-learning and e-government initiatives.

“We are proud to partner with Safaricom, one of the most advanced and innovative operators in East Africa. We look forward to creating a state of the art network with Safaricom to bring new innovative services to Kenya,” said Tzvika Friedman, president and CEO of Alvarion. “Our WiMAX solutions are customized for emerging markets with capabilities that can help reduce operating costs and boost network capacity, and help deliver advanced voice and data services for a variety of applications.”

Alvarion has a strong presence in Africa and has deployed over 60 WiMAX networks in the continent.

About Safaricom
With a subscriber base of over 14 million and about 2,000 base stations across the country, Safaricom is Kenya’s leading total telecommunications services provider with a huge investment and market leadership in both voice and data services.

Formed at the turn of the decade as a joint venture between Vodafone and Telkom Kenya, the firm has built a solid reputation as a hot-house for innovation. Two years ago, it pioneered M-PESA, the first mobile money transfer service, anywhere in the world. Only recently, Safaricom, in another global first, became the first firm to commercially launch a solar-powered phone, Simu ya Solar.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

Alvarion® and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.